FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2006

Goldcorp Inc. (Translation of registrant's name into English)
Suite 3400 - 666 Burrard St. Vancouver, British Columbia V6C 2X8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: October 24, 2006	/s/Tanya Todd
Name: Tanya Todd
Title: Mgr. Corporate Communications

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

ROBERT McEWEN APPLICATION DISMISSED BY ONTARIO COURT

VANCOUVER, BRITISH COLUMBIA, October 24, 2006 - GOLDCORP INC. announced that the Ontario Superior Court of Justice has dismissed the application brought by Robert McEwen, confirming that Goldcorp has unequivocally complied with all applicable laws with respect to the transaction with Glamis Gold Ltd. As a result of this outcome, the transaction will proceed in accordance with the terms previously agreed to with Glamis.

Ian Telfer, President and Chief Executive Officer of Goldcorp stated, “We are pleased that the Court has confirmed that the Board of Directors of Goldcorp has complied with all applicable legal and regulatory requirements and look forward to completing the transaction with Glamis. We continue to believe that the transaction is in the best interests of Goldcorp and all of its shareholders.”

According to the Court’s decision, the Board of Directors of Goldcorp exercised its business judgment in electing to proceed with the transaction without seeking the approval of shareholders. The Court stated that the transaction is consistent with the nature of Goldcorp’s business, its history of growth through acquisition and its public pronouncements.

The Board of Directors of Goldcorp continues to believe that the transaction will result in the following benefits to Goldcorp:

•	Best production growth profile among major gold companies;
•	Proven and probable reserves of approximately 41.1 million gold ounces;
•	Resource base of approximately 14.0 million gold ounces of measured and indicated resources plus inferred resources of approximately 30.9 million gold ounces;
•	Lowest cost senior producer of gold;
•	Focused operations and growth projects in the Americas with approximately 11,000 employees;
•	Strong balance sheet and robust cash flow to finance growth;
•	All gold reserves and production unhedged;
•	Strong operating team; and
•	Excellent project development team.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of each of Goldcorp and Glamis. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp and Glamis, respectively, to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2005, available on www.sedar.com, and Form 40-F for the year ended December 31, 2005 on file with the United States Securities and Exchange Commission in Washington, D.C., the section entitled “The Narrative Description of the Business - Risk Factors” in Glamis’ Annual Information Form for the year ended December 31, 2005, also available on www.sedar.com, and the section entitled “Risk Factors” in Western Silver Corporation’s Annual Information Form for the year ended September 30, 2005, also available on www.sedar.com. Although Goldcorp and Glamis have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp and Glamis do not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Readers should refer to the respective annual information forms of Goldcorp and Glamis, each for the year ended December 31, 2005, the annual information form of Western Silver Corporation for the year ended September 30, 2005 and other continuous disclosure documents filed by each of Goldcorp and Glamis since January 1, 2006 and by Western Silver Corporation since October 1, 2005 available at www.sedar.com, for further information relating to the mineral resources and mineral reserves of Goldcorp and Glamis, which are subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

For further information, please contact:

Melanie Pilon
Director, Investor Relations
Goldcorp Inc.
3400-666 Burrard Street
Vancouver, British Columbia, V6C 2X8
Telephone: (604) 696-3024
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com